Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

April 23, 2010

Via E-Mail
Ms. Michele Anderson
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street
Washington, DC 20549

Re: **57th Street General Acquisition Corp.**
Amendment No. 1 to Registration Statement on Form S-l
Filed December 22, 2009
File No. 333-163134

Dear Ms. Anderson:

This letter is being submitted by 57th Street General Acquisition Corp. (the "Company") to further supplement our April 2, 2010 memorandum, as previously supplemented by our April 9, 2010 and April 16, 2010 supplemental memoranda, and in response to the Staff's request during our April 22, 2010 telephone conference.

As discussed in our April 16 supplemental memorandum, we do not believe that fundamental investors purchasing shares of the Company's common stock in the manner described in that submission would be "acting in concert" with the primary participants in the tender offer under Rule 14e-5. The term "acting in concert" is not defined in Rule 14e-5 Further, we have be unable to identify any SEC guidance on what it means to be acting in concert for purposes of Rule 14e-5. In the Rule 14e-5 adopting release (Release No. 33-7760; 34-42055), the sole example provided of acting in concert for purposes of the rule is that the target company in a negotiated transaction (*i.e.*, a transaction in which there is an agreement between the offeror and the target company) would be considered to be acting in concert with the offeror.

However, the concept of "acting in concert" also appears in Rule 144(e) under the Securities Act, where persons who agree to act in concert must aggregate their sales for purposes of the volume limitation of that rule. In that context, there has been a variety of SEC guidance focusing on the requirement for there to be an agreement to act together. For example, a leading commentator has noted that "[t]here must be an agreement, orally or in writing, between two or more persons to act in concert." J. William Hicks, *Resales of Restricted Securities*, §4.225, citing Central Bancorporation, Inc., SEC No-Action Letter, 1975 WL 11519 (Jan. 9, 1975). Also, in the ABA report on the Technical Session between the SEC Staff and the Joint Committee on Employee Benefits Questions held on May 4, 2004 (available at http://www.abanet.org/jceb/2004/qa04sec.pdf), the following question and answer were reported:

> 14. **Acting in Concert**. A tax-qualified retirement plan places a limit on the aggregate number of shares of employer stock that can be sold at one time. Participants in the aggregate elect to sell a number of shares that exceeds the plan's limit, and under the terms of the plan their elected sales are proportionately reduced. Would the participants be considered to be "acting in concert" for purposes of Rule 144, even if they don't have any information about the other participants who wish to sell (e.g., their names or the number of shares that the other participants wish to sell)?
>
> **Suggested Answer**: No. Acting in concert requires that there be an express or implicit agreement or arrangement among the parties, which is absent here.
>
> **SEC Response**: The Staff agreed with the Suggested Answer. So long as there is no express or implied agreement among the participants, there is no "acting in concert." The fact that an overall limit is imposed by the plan does not change this.

During our April 22, 2010 telephone conference, the Staff asked for more detail regarding the nature of the activities expected to be engaged in by the Company's advisors with respect to "matching" trades (number 8 in the list of activities set forth in our April 16, 2010 supplemental submission). We submit that, so long as the conditions set forth in Rule 14e-5(b)(4)(i) or (ii) (or any other available exemption set forth in Rule 14e-5(b)) are satisfied, such activities would not violate Rule 14e-5.

Finally, the Company takes this opportunity to clarify certain ambiguous language contained in the April 2, 2010 memorandum to the Staff with regard to the description of the potential activities that the Company and its advisors may engage in. For purposes of clarity, the description of potential activities in the April 2, 2010 memorandum is superseded in its entirety by the Company's April 16, 2010 supplemental memorandum.

* * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions concerning the foregoing, please contact Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Ellenoff, Grossman & Schole

Ellenoff Grossman & Schole LLP

cc: Mark D. Klein
Joel Rubinstein, Esq.
Morgan Joseph & Co. Inc.